

June 8, 2016

Mail Stop 4631

<u>Via E-Mail</u>
Crown Holdings, Inc.
Mr. Thomas Kelly
Chief Financial Officer
One Crown Way,
Philadelphia, PA 19154-4599

> **Re: Crown Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 0-50189**

Dear Thomas Kelly:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Critical Accounting Policies, page 35

Goodwill Impairment, page 36

1. We note that you have identified the European Aerosols and Specialty Packaging reporting unit as having a fair value that is not substantially in excess of the carrying value. Please expand your disclosures to provide the following additional information to allow for an assessment of the probability of a future material impairment charge:

    - A discussion of the degree of uncertainty associated with the specific key assumptions; and

- A description of the specific facts and circumstances that could reasonably occur and result in a change in the assumptions used to estimate the fair value of each reporting unit and result in the recognition of a material impairment charge.

Please refer to Item 303(a)(3)(ii) of Regulation S-K, Sections 216, 501.02, 501.12.b.3 and 501.14 of the Financial Reporting Codification, and SAB 5:P.4 for guidance.

M. Commitments and Contingent Liabilities, page 59

2. Please disclose the possible loss or range of loss related to FCO investigation or provide a statement, if true, that such an estimate cannot be made in accordance with ASC 450-20-50-4(b). Please note that ASC 450-20-50-4 does not require the amount or range of reasonably possible loss to be estimated with precision or certainty.

Liquidity and Capital Resources, page 39

3. Please provide a discussion and analysis for the significant increase in inventories' turnover days for the first quarter of fiscal year 2016 as compared to the first quarter of fiscal year 2015 and the fourth quarter of fiscal year 2015. In this regard, we note that inventories is your largest current asset at $1.4 billion, or 48.7% of total current assets as of March 31, 2016. Please also refer to comment 27 in our letter dated May 24, 2011, along with your response letter dated June 8, 2011, for additional guidance.

Form 8-K Filed April 20, 2016

4. Please ensure your disclosures appropriately characterize your non-GAAP measures as operating performance measures and/or liquidity or cash flow measures. For example, you appear to have characterized free cash flow as an operating performance measure on page 2. However, you reconcile free cash flow from net cash used for operating activities on page 7, which indicates free cash flow is a liquidity measure.

5. Please expand your disclosures on page 2 to provide substantive justification specific to your circumstances as to why each non-GAAP measure presented is useful to investors in accordance with Item 10(e)(1)(i)(c) of Regulation S-K. Please also refer to Instruction 2 to Item 2.02 of Form 8-K that indicates that the requirements of Item 10(e)(1)(i) of Regulation S-X apply to information furnished under Item 2.02 of Form 8-K and Question 102.10 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

6. Please reconcile each non-GAAP measure presented to the most comparable GAAP measure in accordance with Item 10(e)(1)(i)(a) of Regulation S-K. Specifically, we did not note a reconciliation for (a) adjusted earnings per share from earnings per share, (b) the percentage increase in constant currency adjusted earnings per share over the prior year from the percentage increase in earnings per share; and (c) the percentage increase in

constant currency segment income from the percentage increase in income from operations.

7. You disclose (a) the change in constant currency segment income and segment income without also presenting the comparable GAAP measure and (b) you tax effect the adjustments to net income without a clear explanation for how the tax effect is calculated, which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Tracey Houser, Staff Accountant, at (202) 551- 3736 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction